AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON  JUNE 28, 2005
REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DITECH COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	94-2935531
(State or other jurisdiction of	(I.R.S. Employer Identification
incorporation or organization)	Number)

825 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 623-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2005 NEW RECRUIT STOCK PLAN

(Full title of the plan)

TIMOTHY K. MONTGOMERY

PRESIDENT AND CHIEF EXECUTIVE OFFICER

825 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 623-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Brett D. White, Esq.

COOLEY GODWARD LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $0.001 per share	500,000	$6.42	(2)	$3,210,000	(2)	$377.82
Preferred Share Purchase Rights	500,000		(3)		(3)

(1)                                  This Registration Statement shall cover any additional shares of Common Stock or Preferred Share Purchase Rights which become issuable under the plan set forth herein by reason of any stock dividend, stock split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of shares of the Registrant’s outstanding Common Stock.

(2)                                  Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The price per share and aggregate offering price are based upon $6.42, the average of the high and low prices of the Company’s Common Stock as reported on the Nasdaq Stock Market for June 27, 2005, for shares available for future grant under the Company’s 2005 New Recruit Stock Plan.

(3)                                  Preferred Share Purchase Rights, which are attached to the shares of Common Stock to be issued but do not trade separately from the shares of Common Stock until a triggering event.  No additional offering price attaches to these rights.

PART II.  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by Ditech Communication Corporation (the “Company”) with the Securities and Exchange Commission are incorporated by reference into this Registration Statement:

(a)                                  The Company’s Annual Report on Form 10-K filed on July 14, 2004.

(b)                                  The Company’s Quarterly Report on Form 10-Q filed on March 10, 2005.

(c)                                  The Company’s Quarterly Report on Form 10-Q filed on December 10, 2004.

(d)                                  The Company’s Quarterly Report on Form 10-Q filed on September 7, 2004.

(e)                                  The Company’s Current Report on Form 8-K filed on June 17, 2005.

(f)                                    The Company’s Current Report on Form 8-K filed on June 10, 2005.

(g)                                 The Company’s Current Report on Form 8-K filed on May 12, 2005.

(h)                                 The Company’s Current Report on Form 8-K filed on September 22, 2004.

(i)                                    The description of the Company’s Common Stock which is contained in a registration statement filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 8-A on May 28, 1999.

All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of the filing of such reports and documents.

DESCRIPTION OF SECURITIES

The Preferred Share Purchase Rights (the “Rights”) are not currently registered under the Exchange Act. Each share of Common Stock issued or outstanding has attached to it a Right. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $75.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. Each one one-thousandth of a share of Preferred Shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

The Rights are currently evidenced by the stock certificates representing the Common Shares outstanding, and no separate Right Certificates, as defined, have been distributed. Until the earlier to occur of (i) subject to limited exceptions, the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 16% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates, by such Common Share certificate.

Until the Distribution Date, the Rights will be transferable with and only with the Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 25, 2011 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below. The Rights are protected by customary anti-dilution provisions to protect the value of the Rights in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares or the Common Stock, and in certain other events.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $1,000 per share, but would be entitled to receive an aggregate payment equal to 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will for a 60-day period have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights). This right will terminate 60 days after the date on which the Rights become nonredeemable (as described below), unless there is an injunction or similar obstacle to exercise of the Rights, in which event this right will terminate 60 days after the date on which the Rights again become exercisable.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

At any time prior to the earliest of (i) the day of the first public announcement that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as the rights are distributed no such amendment may adversely affect the interest of the holders of the Rights excluding the interests of an Acquiring Person.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended to permit such acquisition or redeemed by the Company at $0.01 per Right prior to the earliest of (i) the time that a person or group has acquired beneficial ownership of 16% or more of the Common Shares or (ii) the final expiration date of the rights.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the General Corporation Law of the State of Delaware as it currently exists.  Consequently, subject to the General Corporation Law of the State of Delaware, no director will be personally liable to the Company or its shareholders for monetary damages resulting from his or her conduct as a director, except liability for (1) acts or omissions involving intentional misconduct or knowing violations of law; (2) unlawful distributions; or (3) transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

The Company’s certificate of incorporation also provides that the Company may indemnify any individual made a party to a proceeding because that individual is or was a director or officer, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators.  Any repeal of or modification to the Company’s certificate of incorporation may not adversely affect any right of a director or officer who is or was a director or officer at the time of any repeal or modification.  To the extent the provisions of the Company’s certificate of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

The Company’s bylaws provide that it will indemnify its directors and officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law.

The Company has entered into agreements to indemnify directors, certain officers and other agents, in addition to indemnification provided for in the Company’s certificate of incorporation or bylaws.  These agreements, among other things, indemnify the Company’s directors and certain officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by the Company arising out of the person’s services as the Company’s director or officer or any other company or enterprise to which the person provides services at the Company’s request.  The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Company also currently maintains liability insurance for officers and directors.

EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

EXHIBITS

Exhibit
Number	Description

4.1(1)	Restated Certificate of Incorporation of Ditech

4.2(2)	Bylaws of Ditech, as amended and restated on March 28, 2002

4.3(3)	Certificate of Designation of Series A Junior Participating Preferred Stock

4.4(4)	Specimen Stock Certificate

4.5(3)	Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A.

4.6(3)	Form of Rights Certificate

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney is contained on the signature pages.

99.1	2005 New Recruit Stock Plan.

(1)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, filed December 13, 2000.

(2)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002, filed July 29, 2002.

(3)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Current Report on Form 8-K, filed March 30, 2001.

(4)                                  Incorporated by reference from the exhibits with corresponding description from Ditech’s Registration Statement (No. 333-75063), declared effective on June 9, 1999.

UNDERTAKINGS

1.                                      The undersigned registrant hereby undertakes:

(a)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (a)(i) and (a)(ii) of this section do not apply if the registration statement is on form S-3, Forms S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference herein.

(b)                                  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.                                      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California on June 28, 2005.

DITECH COMMUNICATIONS CORPORATION

By:	/s/ Timothy K. Montgomery
Timothy K. Montgomery
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy K. Montgomery and William J. Tamblyn, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy K. Montgomery	Chairman of the Board, President	June 28, 2005
Timothy K. Montgomery	and Chief Executive Officer
(Principal Executive Officer)

/s/ William J. Tamblyn	Vice President of Finance, Chief	June 28, 2005
William J. Tamblyn	Financial Officer and Secretary
(Principal Financial and Accounting Officer)

/s/ Gregory M. Avis	Director	June 28, 2005
Gregory M. Avis

/s/ Edwin L. Harper	Director	June 28, 2005
Edwin L. Harper

Director
William A. Hasler

/s/ Andrei M. Manoliu	Director	June 28, 2005
Andrei M. Manoliu

/s/ David M. Sugishita	Director	June 28, 2005
David M. Sugishita

EXHIBIT INDEX

Exhibit
Number	Description

4.1(1)	Restated Certificate of Incorporation of Ditech

4.2(2)	Bylaws of Ditech, as amended and restated on March 28, 2002

4.3(3)	Certificate of Designation of Series A Junior Participating Preferred Stock

4.4(4)	Specimen Stock Certificate

4.5(3)	Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A.

4.6(3)	Form of Rights Certificate

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney is contained on the signature pages.

99.1	2005 New Recruit Stock Plan.

(1)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, filed December 13, 2000.

(2)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002, filed July 29, 2002.

(3)                                  Incorporated by reference from the exhibit with corresponding description from Ditech’s Current Report on Form 8-K, filed March 30, 2001.

(4)                                  Incorporated by reference from the exhibits with corresponding description from Ditech’s Registration Statement (No. 333-75063), declared effective on June 9, 1999.